UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Bay Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

07203T106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07203T106

1.	Name of Reporting Persons. Freestone Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Washington
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0 (as of January 8, 2015)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0 (as of January 8, 2015)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (as of January 8, 2015)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9): 0 (as of January 8, 2015)
12.	Type of Reporting Person: OO

CUSIP No. 07203T106

1.	Name of Reporting Persons. Freestone Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0 (as of January 8, 2015)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0 (as of January 8, 2015)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (as of January 8, 2015)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9): 0 (as of January 8, 2015)
12.	Type of Reporting Person: IA

Item 1(a). Name of Issuer:

The name of the issuer is Bay Bancorp, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 2328 West Joppa Road, Suite 325, Lutherville, Maryland 21093.

Item 2(a). Names of Persons Filing:

This Schedule 13G is hereby filed by the persons set forth below.

Freestone Investments, LLC

Freestone Capital Management, LLC

Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office for each Reporting Person is set forth below.

Freestone Investments, LLC: 701 Fifth Avenue, Suite 7400, Seattle, Washington 98104

Freestone Capital Management, LLC: 701 Fifth Avenue, Suite 7400, Seattle, Washington 98104

Item 2(c). Citizenship:

Freestone Investments, LLC is a Washington limited liability company.

Freestone Capital Management, LLC is a Delaware limited liability company.

Item 2(d). Title of Class of Securities:

This statement relates to the Common Stock of the Issuer (the “Securities”).

Item 2(e). CUSIP Number:

The CUSIP number of the Securities is 07203T106.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒ An investment adviser in accordance with section 240.13d- 1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal

Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

Ownership is incorporated by reference to items 5-9 and 11 of the cover page of each Reporting Person.

Freestone Investments, LLC (“FI”) is the general partner of Freestone Advantage Partners II LP (“FAPII”). As of January 8, 2015, FI did not beneficially own any shares of Common Stock. FI beneficially owned 1,081,727 shares of Common Stock as of December 31, 2014, all of which was held directly by FAPII.

Freestone Capital Management, LLC (“FCM”) is the investment manager for FAPII. As of January 8, 2015, FCM did not beneficially own any shares of Common Stock. FCM beneficially owned 1,081,727 shares of Common Stock as of December 31, 2014, all of which was held directly by FAPII.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Freestone Capital Holdings, LLC (“FCH”), directly or indirectly, owns all of the equity of Freestone Investments, LLC and Freestone Capital Management, LLC, and could be deemed to be the beneficial owner of all of the reported securities. Each of Gary Furukawa, Erik Morgan and James Rooney III (collectively, the “Managers”) are FCH’s managers. Each of FCH and each of the Managers expressly declares that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of the Securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 3, 2015

Freestone Investments, LLC

By:	/s/ Scott W. Akins
Scott W. Akins
General Counsel

Freestone Capital Management, LLC

By:	/s/ Scott W. Akins
Scott W. Akins
General Counsel